FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
(Registrant)

BY RICHARD A. SKAU
Richard A. Skau
Senior Vice President - Human Resources

Date: March 26, 2008

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

Financial Statements as of and for the Years
Ended September 30, 2007 and 2006,
Supplemental Schedule as of
September 30, 2007 and Report of
Independent Registered Public Accounting Firm

Laclede Gas

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS	PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements as of and for the Years Ended September 30, 2007 and 2006:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 9
Supplemental Schedule as of September 30, 2007:	
Schedule 1 – Schedule of Assets (Held at End of Year)	10

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
Laclede Gas Company Salary Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2007 basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
March 24, 2008

Federal Employer Identification Number: 44-0160260

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2007 AND 2006

	2007	2006
INVESTMENTS	$ 67,823,550	$ 58,833,171
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	197,384	193,079
Employer Contributions	93,914	91,416
Total Contributions Receivables	291,298	284,495
ACCRUED INCOME	507	27,369
NET ASSETS AVAILABLE FOR BENEFITS	$ 68,115,355	$ 59,145,035

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 2,613,319	$ 2,486,339
Employer	1,174,916	1,145,290
	3,788,235	3,631,629
INVESTMENT INCOME:		
Interest and dividends	968,174	881,072
Net appreciation in fair value of investments	6,281,077	3,269,963
	7,249,251	4,151,035
NET TRANSFERS FROM OTHER PLANS	1,444,132	1,003,463
TOTAL ADDITIONS	12,481,618	8,786,127
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	3,511,298	4,359,491
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	8,970,320	4,426,636
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	59,145,035	54,718,399
END OF YEAR	$ 68,115,355	$ 59,145,035

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007 AND 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Salary Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

Benefits Payable – Benefits are recorded when paid. As of September 30, 2007 and 2006, there were no distributions payable to Plan participants.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended September 30, 2007 and 2006 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Company who are not members of a collectively-bargained unit, provided they meet the prescribed eligibility requirements. The trustee of the Plan is Wachovia Retirement Services; Wachovia acquired the recordkeeping business of Ameriprise Trust Company, the previous trustee, effective April 1, 2007. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must complete one year of service and attain the age of 21. Employees who are members of collective bargaining units are not eligible to participate in the Plan.

Contributions – The Plan provides for voluntary employee contributions, subject to certain Internal Revenue Code ("IRC") limitations, up to 75% of the participant's compensation. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions up to 4% of a participant's compensation are matched 100% by the Company. Participants may change the amount of their contributions monthly.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- RiverSource Trust Equity Index Base Fund
- RiverSource Trust Bond Fund
- RiverSource Trust Money Market Fund I
- RiverSource Trust Short-Term Horizon Fund 25:75
- RiverSource Trust Medium-Term Horizon Fund 50:50
- RiverSource Trust Long-Term Horizon Fund 65:35
- RiverSource Trust Long-Term Horizon Fund 80:20

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him.

The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 5 years, except for primary residence loans, which have a maximum repayment period of 10 years. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 10.50% at September 30, 2007.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

Transfers – The accounts for those Participants in the Plan, who remain employees of the Company but who become covered by a collective bargaining agreement, are transferred to the applicable Company defined contribution plan. Similarly, participant accounts in other Company plans for those employees covered by a collective bargaining agreement, who remain employees of the Company but are no longer covered by such an agreement, are transferred to this Plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2007	2006
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (1,130,618.399 and 1,066,962.077 units, respectively)	$15,180,474	$14,273,819
RiverSource Trust Equity Index Base Fund (589,459.562 and 582,631.271 units, respectively)	30,112,542	25,568,191
Northern Trust Global Investments Russell 2000 Index Fund (8,530.477 and 8,751.410 units, respectively)	8,133,204	7,416,610
RiverSource Trust Bond Fund (41,417.925 and 40,591.055 units, respectively)	3,663,788	3,352,375
RiverSource Trust Money Market Fund I (4,963,969.897 and 3,712,510.362 units, respectively)	5,098,493	3,712,510

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) by $6,281,077 and $3,269,963 respectively, as follows:

	2007	2006
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$ 321,682	$ (99,408)
RiverSource Trust Equity Index Base Fund	4,254,019	2,516,391
RiverSource Trust Bond Fund	241,963	130,650
Northern Trust Global Investments Russell 2000 Index Fund	960,480	556,478
RiverSource Trust Short-Term Horizon Fund 25:75	30,065	15,295
RiverSource Trust Medium-Term Horizon Fund 50:50	96,809	40,536

RiverSource Trust Long-Term Horizon Fund 65:35	84,020	33,127
RiverSource Trust Long-Term Horizon Fund 80:20	292,039	76,894
Total appreciation	$6,281,077	$3,269,963

4. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. In addition, the Internal Revenue Service issued a compliance statement in response to a filing by the Plan administrator for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of September 30, 2007, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

Certain Plan investments were units of funds managed by Ameriprise Trust Company. Ameriprise Trust Company was the previous trustee as defined by the Plan; therefore, these transactions qualified as party-in-interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Wachovia Retirement Services acquired the defined contribution recordkeeping business of Ameriprise Trust Company. Effective April 1, 2007, Wachovia became the trustee of the Plan as a result of its purchase of Ameriprise.

At September 30, 2007 and 2006, the Plan held 1,130,618.399 and 1,066,962.077 units, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $15,180,474 and $14,273,819, respectively. During the years ended September 30, 2007 and 2006, the Plan received dividend income related to this common stock of $619,176 and $586,588, respectively.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
September 30, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Group, Inc. Common Stock Fund	Company stock fund (1,130,618.399 units)		$ 15,180,474
*	RiverSource Trust Equity Index Base Fund	Common/collective trust (589,459.562 units)		30,112,542
	Northern Trust Global Investments Russell 2000 Index Fund	Common/collective trust (8,530.477 units)		8,133,204
*	RiverSource Trust Bond Fund	Common/collective trust (41,417.925 units)		3,663,788
*	RiverSource Trust Money Market Fund I	Common/collective trust (4,963,969.897 units)		5,098,493
*	RiverSource Trust Short - Term Horizon Fund 25:75	Common/collective trust (19,714.820 units)		477,355
*	RiverSource Trust Medium - Term Horizon Fund 50:50	Common/collective trust (31,111.797 units)		975,946
*	RiverSource Trust Long - Term Horizon Fund 65:35	Common/collective trust (43,855.008 units)		732,379
*	RiverSource Trust Long - Term Horizon Fund 80:20	Common/collective trust (57,279.130 units)		2,043,376
*	Loans to Participants	Loans to participants Interest rate 5.00% - 10.50%		1,405,993
			Total	$ 67,823,550

* Party-in-interest.

BKD LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90252) pertaining to the Laclede Gas Company Salary Deferral Savings Plan, of our report dated March 24, 2008, with respect to the financial statements of the Laclede Gas Company Salary Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2007.

BKD, LLP

St. Louis, Missouri
March 26, 2008

END